UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ayoba, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Virginia

Date of Organization:

May 14, 2018

Physical Address of Issuer:

7432 Alban Station Blvd., A107, Springfield, VA 22150

Website of Issuer:

www.ayobafoods.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

August 20, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: Four (4) Full-Time

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	244,264	303,918
Cash & Cash Equivalents	39,711	71,739
Accounts Receivable	55,909	140,389
Short-term Debt	487,539	134,988
Long-term Debt	79,938*	--
Revenues/Sales	1,209,143	1,191,721
Cost of Goods Sold	693,685	792,192
Taxes Paid	--	--
Net Income	(533,063)	(192,166)

SAFEs and Republic Crowd SAFEs accounted for as long-term liabilities but are not actual debt have been subtracted from the total long-term liabilities to reflect actual debt in the chart above.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

[Remainder of page intentionally left blank]

April 30, 2022

Ayoba, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Ayoba, Inc. ("**Ayoba**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C-AR (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 20, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-AR TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.ayobafoods.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/ayoba

The date of this Form C-AR is April 30, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ayoba, Inc. is a consumer packaged goods company, incorporated in the Commonwealth of Virginia as a corporation on May 14, 2018. Ayoba was original formed on February 6, 2012 as a limited liability company in the Commonwealth of Virginia named "Exciting Opportunities, LLC" and subsequently converted to its current corporate status and name on May 14, 2018.

The Company is located at 7432 Alban Station Blvd., A107, Springfield, VA 22150.

The Company's website is www.ayobafoods.com.

The Company conducts business in Virginia and sells products via wholesale and retail channels, together with direct to consumer sales via the internet throughout the United States.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Offering Deadline	August 20, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 23.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Throughout the COVID-19 pandemic, the Company experienced supply chain disruption and slower retail sales due to reduced foot traffic in stores; this, in turn, slowed our growth trajectory. As a result of the shift toward eCommerce, the Company also witnessed increased cost and expense as a result of greater competition for digital advertising space.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 25,000 shares of common stock, of which 6,907 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuation insofar as our sales are typically higher during certain months, affecting performance during different quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year. Other impacts of seasonality apply to our business including ingredient supply and costs which may vary significantly from season to season.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers, co-packers, and other contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Wian von Blommestein, our President, and Emile van Blommestein, our Vice President. The Company has or intends to enter into employment agreements with such individuals however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Messrs. Blommestein, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls, and regulatory enforcement actions, increasing our operating costs and reducing demand for our products.

Selling food for human consumption involves a high degree of inherent legal and other risks. There is increasing government scrutiny and public awareness regarding food safety. Unexpected illness, side-effects, injury or death related to food-borne illnesses or other food safety incidents caused by our products could result in the discontinuation of sales of such products. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose the Company to strict product liability, negligence or other lawsuits, including consumer class actions. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage limits. Any judgment against us that is more than our policy limits, is not covered by our policies, or is otherwise disclaimed by our carriers would have to be paid from our cash reserves, which would reduce our capital resources and adversely affect our financial condition and operating results.

The occurrence of food-borne illnesses or other safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in sales. Further, any instances of food contamination or regulatory non-compliance, whether or not caused by our actions, could compel us to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their cost, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers, together with potential adverse impact on our ability to attract new customers due to negative consumer experiences or due to an adverse impact on our brand and reputation.

Food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products in addition to product substitution. FDA regulations will require us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread harm to public health. If we do not adequately address the possibility (or any actual instance) of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions; all of which could materially and adversely affect our business, financial condition, and operating results.

Our brand and reputation could be negatively impacted due to real or perceived quality or health issues with our products, which could have adverse effects on our business, reputation, operating results and financial condition.

Our consumers rely on us to provide them with high-quality products. Thus, real or perceived quality or food safety concerns or failures to comply with applicable food regulations, whether ultimately based on fact and whether or not involving the Company (such as incidents involving competitors0, could cause negative publicity and reduced confidence in our company, brand, or products; this, in turn, could harm our reputation, negatively impact our sales, and adversely affect our business, financial condition, and operational results.

There can be no assurance that our products will always comply with the standards set for them or their category. Although we strive to keep our products allergen and contaminant free, such items may not be easily detected and cross-contamination could occur in the manufacture and processing of our products.

We have no control over our products once purchased by consumers, and consumers may choose to prepare our products in a manner that is inconsistent with health or allergy standards.

Any loss of confidence on the part of consumers in the ingredients used in our products, or in the safety and quality of our products, would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation, financial condition, and operating results.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in food and materials costs / availability could materially and adversely affect our business.

The future success of our business depends, in part, on our ability to anticipate and react to changes in food and supply costs and availability. The Company's business is susceptible to increases in food costs as a result of factors beyond our control such as: general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, public health crises (such as pandemics an epidemics), generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls, and government regulations. For example, any prolonged negative impact of the COVID-19 pandemic on food and supply costs and availability could reduce the attractiveness of our product offerings relative to competing products and thus impede our ability to maintain or increase overall sales, while food-inflation (particularly periods of rapid inflation) could reduce our operating margins as there may be a lag between the time of cost increases and the time at which we are able to increase the price of our product offerings. As a result, we may not be able to anticipate, react to, or mitigate against cost fluctuations which could materially adversely affect our business, financial condition, and operating results. Any increase in the prices of the ingredients most critical to our recipies, or scarcity of such ingredients would adversely affect our operating results.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our operations are subject to U.S. Food and Drug Administration ("FDA") regulation and state regulation; there is no assurance that we will be in compliance with all regulations.

Specifically, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labelling and safety of food products. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or FDA Current Good Manufacturing Practice regulations, and supplier verification requirements. If the Company cannot successfully manufacture or otherwise produce products that conform to both our requirements and strict regulatory requirements of the FDA and other regulators, we may be subject to adverse findings or enforcement actions, which could materially impact our ability to market our products, or could result in a recall of products that have already been distributed. If the FDA determines that we have not complied with applicable regulatory requirements, our business, financial condition, or operating results may be adversely impacted.

The Company seeks to comply with applicable regulations; however, failure to do so could subject us to civil remedies or penalties including fines, injunctions, recalls or seizures, warning letters, restrictions on marketing or manufacture of products, or refusals to permit the import or export of products and ingredients, in addition to criminal sanctions. All of the aforementioned consequences for compliance failures could result in increased operating costs and damage to our brands or reputation; which, in turn, could materially and adversely impact our business, financial condition, and operating results.

Failure by our suppliers or co-packers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our suppliers or co-packers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. In the event of actual or alleged non-compliance, we may be forced to find alternative suppliers or co-packers and may be subject to legal actions related to such non-compliance by our suppliers and co-packers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase; either of which would adversely affect our business, financial condition, and operating results. The failure of any co-packer to produce products that conform to our or any regulatory agency's standards could adversely affect our reputation in the marketplace and result in product recalls, strict products liability claims, and other economic losses. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of potential supply or production interruptions, may adversely affect our business, financial condition, and operating results.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information.

Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached to the Company's initial Form C filing.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Ayoba is a "Better-For-You" Consumer Packaged Goods company crafting more delicious and nutritious alternatives to traditional meat snacks like jerky and beef sticks. Using an authentic South African family recipe, a unique drying process, and only the best premium ingredients, Ayoba's products contain no sugar, no chemicals and more protein than other meat snacks, while remaining tender and delicious.

Business Plan

The Company presently generates 70% of our revenue from direct to consumer and 30% from brick and mortar. Together with overall brand establishment and growth, our goals include growing our existing sales channels while expanding into in the future.

The Company's Products and/or Services

Product / Service	Description	Current Market
Biltong	Premium Air-Dried Beef Slices	DTC, retail, wholesale
Droewors	Handcrafted Beef Sticks	DTC, retail, wholesale
Boerewors	Uncooked preservative free sausage	DTC exclusively

Competition

At a regional and national level, direct competitors include Stryve Foods, Krave Jerky, Kalahari Snacks which along with Ayoba make up a majority of the US Biltong retail market. At a national and multi-national level, direct competitors will include Jack Links, Sonoma Brands, Conagra and Hershey's. Some of our Biltong competitors include Stryve and Kalahari Snacks. Some of our meat snack competitors include Country Archer, Chomps, and Epic. There may be jerky manufacturers wishing to enter the Biltong space in the future at a competitive level.

While there are plenty of competitors in the meat snack category (jerky and meat sticks), there are only a few competing in the rapidly growing niche category of Biltong & Droewors. Most of our competitors seem to focus on a lower price point as their go-to-market strategy, whereas Ayoba is positioning itself as the premium brand. Ayoba remains highly distinguished as the only Biltong and Droewors in the USA that is Paleo Certified, Keto Certified, Crafted with Grass Fed Beef and also Whole30 Approved.

Customer Base

Our Customer is a more affluent, healthy conscious male or female in the 25-55 age range who likes to snack and doesn't want to sacrifice taste for health. Ayoba has and continually aims to serve thousands of customers directly, and through distributors / retailers.

Supply Chain

The Company's supply chain includes materials suppliers, contract manufacturers and co-packers. Ayoba obtains our materials from multiple sources, none of which we are solely dependent upon. The Company invests significant time and resources researching and preparing our supply chain for any shortages or forcible changes should any provider become unavailable in all categories of production, supply, freight, among others.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. # 5088133	EAT OUR MEAT	Word Mark	10/22/2015	11/22/2016	USA
Reg. # 5156062	MEET OUR MEAT	Word Mark	08/01/2016	03/07/2017	USA
Reg. # 5254815	AYOBA-YO	Word Mark	11/09/2016	08/01/2017	USA
Reg. # 5600207	It's not just jerky. It's Biltong.	Word Mark	03/13/2018	11/06/2018	USA
Serial: 88911967	Ayoba	Word Mark	05/12/2020	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation: None.

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USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Building Team	30%	$7,500	30%	$321,000
Marketing / Advertising	30%	$7,500	40%	$428,000
Inventory	14%	$3,500	17%	$181,900
Product Launches / R&D	20%	$5,000	5%	$53,500
Miscellaneous	0%	$0	2%	$21,400
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

- *Building Team*: Hiring or otherwise incentivizing new core members to the management team and general workforce needed to grow and scale the business.
- *Marketing / Advertising*: Branding, SEO, social media marketing, paid intent driven search, marketing consultants.
- *Inventory*: Purchase of raw materials necessary for product manufacture and order fulfillment.
- *Product Launches/ R&D*: Improvements to core products, discovery and development of new product categories, market testing and product feedback.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Wian von Blommestein	President & Treasurer Director	President – Ayoba, Inc. Nov. 2015 – Present	B.A. Psychology (2011) James Madison University
Emile von Blommestein	Vice President Director	Vice President – Ayoba, Inc. Oct. 2017 – Present	General Studies (2005-2007) Northern Virginia Community College

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to the laws of the Commonwealth of Virginia. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four (4) full-time employees.

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**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company's authorized capital stock consists of 25,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold 6,907 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,907
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	~72.3% of the authorized capital stock remains outstanding. Full issuance of the remaining stock could result in significant dilution.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.59%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE
Face Value	$606,000
Voting Rights	N/A
Anti-Dilution Rights	Two (2) "Major Investors" have pro-rata rights under side-letter agreements.
Material Terms	$5.5mm Valuation Cap, 20% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~11.02%

Type	SAFE
Face Value	$290,580
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$5.5mm Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~5.28%

Type	Crowd SAFE
Face Value	$147,758
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$7mm Valuation Cap, 15% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~2.11%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Invoice Factoring Loan
Amount Outstanding	$232,366
Interest Rate and Amortization Schedule	1.5% per 30 days extended
Description of Collateral	Accounts Receivable
Other Material Terms	N/A
Maturity Date	Revolving

Type	Bank Credit Line
Amount Outstanding	$24,420.00
Interest Rate and Amortization Schedule	5.5%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	Revolving

Type	Vendor Credit (Amazon)
Amount Outstanding	$15,911.51
Interest Rate and Amortization Schedule	11.99%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	May 17, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (voting power)
Wian van Blommestein	Common Stock: 3,350 Shares	48.0%
Emile van Blommestein	Common Stock: 3,350 Shares	48.0%

[Remainder of page intentionally left blank]

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ayoba, Inc. (the "**Company**") was incorporated in the Commonwealth of Virginia as a corporation on May 14, 2018. Ayoba was originally formed on February 6, 2012 as a limited liability company in the Commonwealth of Virginia named "Exciting Opportunities, LLC" and subsequently converted to its current corporate status and name on May 14, 2018.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $81,127.82 in cash and cash equivalents; together with $40,000 in accounts receivable. The Company estimates it has approximately five (5) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

[Remainder of page intentionally left blank]

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0.00	6,907	Founder Stock Issuance / Employee Grant	3/26/2019 & 9/19/2019	Section 4(a)(2)
SAFE	$606,000	5	Working Capital	9/25/2019 – 1/31/2020	Section 4(a)(2)
SAFE	$290,580	6	Working Capital	4/7/2020 – 9/8/2020	Section 4(a)(2)
Crowd SAFE	$147,758	300	Set Forth Herein	08/21/2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

[Remainder of page intentionally left blank]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer and undersigned officer hereby certify that the attached financial statements are true and complete in all material respects as of the date hereof.

/s/ *Wian van Blommestein*
_____
(Signature)

Wian van Blommestein
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Wian van Blommestein*
_____
(Signature)

Wian van Blommestein
_____
(Name)

Director
_____
(Title)

04/29/2022
_____
(Date)

/s/ *Emile van Blommestein*
_____
(Signature)

Emile van Blommestein
_____
(Name)

Director
_____
(Title)

04/29/2022
_____
(Date)

EXHIBIT A

Financial Statements

Ayoba

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
M&T Checking	36,073.56
M&T Savings	102.57
PayPal	405.74
Settle Clearing	0.00
xAmazon Clearing	22.67
xFaire Clearing Account	361.95
xHubba Clearing	0.00
xMable Clearing	0.00
xOrderve Clearing	0.00
xPodFoods Clearing	1,648.09
xShopify Clearing	1,096.26
Total Bank Accounts	**$39,710.84**
Accounts Receivable	
Accounts Receivable (A/R)	55,909.81
Total Accounts Receivable	**$55,909.81**
Other Current Assets	
Employee Advance	0.00
Inventory	146,215.92
Goods Invoiced Not Received	225.80
Goods Received Not Invoiced	0.00
Inventory Asset	0.00
Prepaid Inventory	0.00
Total Inventory	**146,441.72**
Undeposited Funds	0.00
Total Other Current Assets	**$146,441.72**
Total Current Assets	**$242,062.37**
Fixed Assets	
Emile Car/Vehicle	0.00
Fixed Assets	2,391.85
Accumulated Depreciation	-1,141.06
Total Fixed Assets	**1,250.79**
Honda Odyssey	0.00
Accumulated Depreciation	-10,700.00
Original cost	10,700.00
Total Honda Odyssey	**0.00**
Trademarks	1,475.00
Accumulated Amortization	-524.00
Total Trademarks	**951.00**

Ayoba

Balance Sheet

As of December 31, 2021

	TOTAL
Total Fixed Assets	**$2,201.79**
Other Assets	
Shareholder Advance	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$244,264.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	168,821.94
Total Accounts Payable	**$168,821.94**
Credit Cards	
AMEX	6,674.38
Chase Credit Card	61,214.68
Annette Credit Card	0.00
Emile Credit Card	0.00
Evan	0.00
Matt	0.00
Steph Credit Card	0.00
Wian Credit Card	0.00
Total Chase Credit Card	**61,214.68**
Gift Card Liability	583.44
Settle Loan	232,366.02
Total Credit Cards	**$300,838.52**
Other Current Liabilities	
Amazon Loan	15,911.51
CTAOP Payable	1,626.00
Deferred Revenue	0.00
Out Of Scope Agency Payable	0.00
VA Sales Tax Payable	0.00
Virginia Department of Taxation Payable	341.38
Total Other Current Liabilities	**$17,878.89**
Total Current Liabilities	**$487,539.35**
Long-Term Liabilities	
BLOC M&T Loan Payable	24,420.72
EIDL Grant	0.00
M&T Loan	0.00
PPP Loan	0.00
PPP Loan #2	55,557.50
QBO Loan	0.00
Republic Funding	147,758.00
SAFE Notes	891,580.00

Ayoba

Balance Sheet
As of December 31, 2021

	TOTAL
Total Long-Term Liabilities	**$1,119,316.22**
Total Liabilities	**$1,606,855.57**
Equity	
Opening Balance Equity	0.00
Owner's Distributions	0.00
Retained Earnings	-829,527.86
Net Income	-533,063.55
Total Equity	**$ -1,362,591.41**
TOTAL LIABILITIES AND EQUITY	**$244,264.16**

Ayoba

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Sales of Product Income	1,209,143.54
X-Deductions	
Discounts	-31,565.89
MCBs	-33,911.81
Returns/Allowances	-13,248.20
Trade Spend (Promotional)	-20,575.96
Total X-Deductions	**-99,301.86**
Total 4000 Sales of Product Income	**1,109,841.68**
Shipping Income	28,779.39
Total Income	**$1,138,621.07**
Cost of Goods Sold	
5000 Cost of Goods Sold	672,940.15
Boxes - COGS	9,757.70
Freight In	3,407.95
Inventory Adjustment	-8,166.09
Spoilage	15,745.51
Tolling	0.00
Total 5000 Cost of Goods Sold	**693,685.22**
Total Cost of Goods Sold	**$693,685.22**
GROSS PROFIT	**$444,935.85**
Expenses	
6000 Logistics & Fulfillment	
Freight Out	63,488.17
Merchant Account Fees	16,220.36
Warehouse/Fulfillment	106,555.75
Total 6000 Logistics & Fulfillment	**186,264.28**
6500 Selling Expenses	
Broker Commissions	66,200.00
Total 6500 Selling Expenses	**66,200.00**
7000 Advertising & Marketing	
Coupon Processing	2,213.55
Demos/Samples	18,656.76
Events/Trade Shows	4,053.00
General Marketing	29,277.18
Marketing Content	15,937.00
Marketing Materials	1,339.38
Paid Advertising	138,835.21
Total 7000 Advertising & Marketing	**210,312.08**
8000 General & Administrative Expenses	
Auto Expense	56.75
Bad Debt Expense	-2,457.08

Ayoba

Profit and Loss
January - December 2021

	TOTAL
Bank Charges	709.88
Charitable Contributions	31,643.36
Dues & Subscriptions	25,411.36
Insurance	7,553.25
Legal & Professional Fees	49,255.79
Meals and Entertainment	2,296.97
Office Expenses	4,054.56
Payroll Expenses	
Contractors	28,921.74
Employee Reimbursement	6,720.00
Payroll Tax Employer	17,332.04
Payroll Wages	242,500.08
Processing Fees	756.00
Total Payroll Expenses	**296,229.86**
Rent	24,857.15
Repair & Maintenance	861.49
Research & Development	8,962.43
Shipping	5,304.00
Taxes & Licenses	4,098.07
Travel	7,381.50
Utilities	5,541.84
Total 8000 General & Administrative Expenses	**471,761.18**
Total Expenses	**$934,537.54**
NET OPERATING INCOME	$ -489,601.69
Other Income	
Other Income	869.73
Interest Earned	194.78
Total Other Income	**1,064.51**
Total Other Income	**$1,064.51**
Other Expenses	
Funding Fees	10,046.56
Interest Expense	34,479.81
Total Other Expenses	**$44,526.37**
NET OTHER INCOME	$ -43,461.86
NET INCOME	$ -533,063.55

AYOBA, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Ayoba, Inc.
Springfield, Virginia

We have reviewed the accompanying financial statements of Ayoba, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 26, 2021

275 HILL STREET, SUITE 260 ● RENO, NV 89501 ● 775.525.ITAX (1829) ● WWW.BELLEBS.COM

AYOBA, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 62,266	$ 71,739
Accounts receivable, net	54,631	140,389
Inventory	98,552	83,067
Advances to related parties	-	1,000
TOTAL CURRENT ASSETS	215,449	296,195
PROPERTY AND EQUIPMENT		
Property and equipment, net	1,460	3,828
OTHER ASSETS		
Deposits	2,700	2,700
Intangible assets	1,097	1,195
	3,797	3,895
TOTAL ASSETS	$ 220,706	$ 303,918

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 58,326	$ 45,520
Accrued expenses	40,802	43,760
Line of credit	21,900	21,900
Notes payable - current portion	33,320	23,808
TOTAL CURRENT LIABILITIES	154,348	134,988
TOTAL LIABILITIES	154,348	134,988
SHAREHOLDERS' EQUITY		
Common stock, see note 8	69	69
Additional paid-in capital	9,773	9,773
Additional paid-in capital - SAFEs	896,580	346,000
Subscriptions receivable	(5,000)	-
Retained earnings/(accumulated deficit)	(835,064)	(186,912)
TOTAL SHAREHOLDERS' EQUITY	66,358	168,930
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 220,706	$ 303,918

See independent accountant's review report and accompanying notes to financial statements.

AYOBA, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
GROSS REVENUNE	$ 1,199,527	$ 1,226,899
LESS: RETURNS AND ALLOWANCES	106,434	35,178
COST OF GOODS SOLD	759,526	792,192
GROSS PROFIT	333,567	399,529
OPERATING EXPENSES		
Depreciation and amortization	2,466	2,300
General and administrative	823,061	485,448
Rent	27,127	23,448
Sales and marketing	183,994	76,096
TOTAL OPERATING EXPENSES	1,036,648	587,292
NET OPERATING INCOME	(703,081)	(187,763)
OTHER INCOME/(EXPENSES)		
Grant income	62,597	-
Interest expense	(7,668)	(4,403)
TOTAL OTHER INCOME/(EXPENSES)	54,929	(4,403)
NET LOSS	$ (648,152)	$ (192,166)

See independent accountant's review report and accompanying notes to financial statements.

AYOBA, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Subscriptions Receivable - SAFEs	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
ENDING BALANCE, DECEMBER 31, 2018	6,700	$ 67	$ 7,772	$ -	$ -	$ 5,254	$ 13,093
Issuance of common stock	207	2	2,001	-	-	-	$ 2,003
Issuance of SAFEs	-	-	-	346,000	-	-	$ 346,000
Net loss	-	-	-	-	-	(192,166)	$ (192,166)
ENDING BALANCE, DECEMBER 31, 2019	6,907	$ 69	$ 9,773	$ 346,000	$ -	$ (186,912)	$ 168,930
Issuance of SAFEs	-	-	-	550,580	(5,000)	-	$ 545,580
Net loss	-	-	-	-	-	(648,152)	$ (648,152)
ENDING BALANCE, DECEMBER 31, 2020	6,907	$ 69	$ 9,773	$ 896,580	$ (5,000)	$ (835,064)	$ 66,358

See independent accountant's review report and accompanying notes to financial statements.

AYOBA, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (648,152)	$ (192,166)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,466	2,300
(Increase) decrease in assets:		
Accounts receivable	85,758	(85,523)
Inventory	(15,485)	(48,161)
Increase (decrease) in liabilities:		
Accounts payable	12,806	(16,130)
Accrued expenses	(2,958)	18,002
CASH USED FOR OPERATING ACTIVITIES	(565,565)	(321,678)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances against line of credit	-	13,960
Repayment of advances to related parties	1,000	-
Issuance of notes payable	59,000	44,000
Repayments of notes payable	(49,488)	(24,014)
Issuance of common stock	-	2,003
Issuance of SAFEs	545,580	346,000
CASH PROVIDED BY FINANCING ACTIVITIES	556,092	381,949
NET INCREASE IN CASH	(9,473)	60,271
CASH AT BEGINNING OF YEAR	71,739	11,468
CASH AT END OF YEAR	$ 62,266	$ 71,739
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 7,668	$ 4,403
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Ayoba, Inc. (the "Company") was incorporated in the State of Virginia on February 6, 2012, as a limited liability company named Exciting Opportunities LLC. The LLC was converted into a Virginia Corporation on May 14, 2018. The Company makes and sells biltong, boerewors, and droewors, dried meats that have roots in South Africa. The Company began operations in 2015.

Going Concern
Since Inception, the Company has relied on a revolving line of credit, the issuance of loans, the issuance of Simple Agreements for Future Equity ("SAFEs") and the issuance of common stock fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the products.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 15 to 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, and 2019 the Company had $54,631 and $140,389 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 and 2019, the balance of inventory related to finished goods was $98,552 and 83,067, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. Trademarks are amortized over the useful life of 15 year. Amortization expense for the period ending December 31, 2020, and 2019, was $98 and $98, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over five years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Virginia.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling biltong, boerewors, and droewors. The Company's payments are generally collected upfront, on a Net 15 term, or on a Net 30 term. For years ending December 31, 2020 and 2019 the Company recognized $1,093,093 and $1,191,721 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Advances to Related Parties**</u>

From time-to-time the Company gives advances to majority shareholders. As of December 31, 2020, and 2019, the balance of the advances to related parties was nil and $1,000. These advances have no interest rate or specified maturity date.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Equipment	$ 1,141	$ 1,141
Vehicles	10,700	10,700
	11,841	11,841
Less: Accumulated depreciation	10,381	8,013
Total	$ 1,460	$ 3,828

5. Notes Payable

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 5.61% per annum, maturing in April 2020, monthly payment of $242, collateralized by a Company vehicle.	$ -	$ 966
Contract note payable; interest at 16% per annum, maturing in March 2020, monthly payment of $7,614, collateralized by Company assets.	-	22,842
Contract note payable; interest at 9.99% per annum, maturing in May 2021, monthly payment of $6,831 collateralized by Company's future revenues .	33,320	-
	33,320	23,808
Less: Current portion of notes payable	33,320	23,808
Long term portion of notes payable	-	-

Maturity of the note payable is as follows:

December 31, 2021	$ 33,320
	$ 33,320

6. <u>**Line of Credit**</u>

The Company has a $30,000 line of credit with a commercial bank. The line of credit bears 5.5% interest. The line is secured by the Company's bank account. Minimum monthly payments on the line are interest only. As of December 31, 2020, and 2019, the Company had $21,900 and $21,900 outstanding on the line of credit.

7. <u>**Leases**</u>

In November 2018, the Company entered into a lease agreement for office and warehouse space with a term of 2 years, and an automatic renewal of another 2 years if neither the Company nor the landlord provides a non-renewal notice no later than 270 days prior to the expiration of the initial term. The future payments on the lease are as follows:

December 31, 2021	$	16,807
December 31, 2022		15,829
	$	32,636

8. <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 25,000 shares, at $0.01 par value per share. As of December 31, 2020, and 2019, 6,907 shares have been issued and are outstanding.

Additional Paid-in Capital – SAFEs
In 2019, the Company issued SAFEs totaling $96,000. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company issues and sells preferred stock at a fixed valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of a post-money valuation of $5,500,000 divided by the aggregate number of shares of the Company's capital stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and warrants, all issued and outstanding stock options and promised options, and any unissued option pool, but excluding any increases in the unissued option pool. The Company received proceeds of $250,000 in 2019 for SAFEs that were issued in 2020.

In 2020 and 2019, the Company issued SAFEs totaling $545,580 and 346,000, respectively. The SAFEs are automatically convertible into preferred stock on the completion of an Equity Financing.

9. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on February 6, 2012 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. **Subsequent Events**

Issuance of Paycheck Protection Program Loan
In February 2021, the Company received loan proceeds in the amount of $55,558 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.